

Mail Stop 4561

April 7, 2016

Ken Klein
Chairman and Chief Executive Officer
Tintri, Inc.
303 Ravendale Drive
Mountain View, CA 94043

  Re: Tintri, Inc.
    Draft Registration Statement on Form S-1
    Submitted March 11, 2016
    CIK No. 0001554875

Dear Mr. Klein:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. In a risk factor on page 40 you state that your directors, executive officers and principal stockholders will continue to have substantial control over you after this offering. Please consider including a discussion here that highlights that these insiders will continue to hold a significant amount of shares and will continue to have substantial control over corporate matters after this offering.

Risk Factors

Risks Related to Our Business

If our third-party channel partners fail to perform, our ability to sell..., page 17

2.   You disclose that you depend on channel partners and distributors for a substantial majority of your sales. Please disclose here the percentage of your sales derived from sales to your channel partners and distributors for the most recently completed fiscal period.

We derive substantially all of our revenue from a single family of products..., page 20

3.   You disclose that your VMstore family of storage systems accounts for all of your revenue. Please clarify whether you currently offer any product offerings that are not a part of your VMstore family of storage systems. Specifically, clarify whether you consider your stand-alone software products to be a part of your VMstore family of storage systems.

We rely on a limited number of suppliers, and in some cases single-source suppliers..., page 25

4.   We note that you rely on certain suppliers for hardware components for your solutions and that you generally do not have long-term supply contracts with these suppliers. Please tell us whether you have material agreements with any of your suppliers, and if so, include a description of the material terms of any such agreements in the business section. Additionally, file any such agreement if you are substantially dependent upon it. Consider Item 601(b)(10)(ii)(B) of Regulation S-K.

Market and Industry Data, page 47

5.   With respect to every third-party statement in your prospectus, such as the information attributed to International Data Corporation and Gartner, Inc., please provide us with copies of the relevant portions of the studies or reports you cite. To expedite our review, clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports.

Use of Proceeds, page 48

6.   You state that you intend to use the net proceeds from the offering for "general corporate purposes, including working capital, sales and marketing activities, engineering initiatives, including enhancement of [y]our solution and investment in technology and development, general and administrative expenses and capital expenditures," and that you may also use a portion of the proceeds for acquisitions. Please revise to provide more

meaningful and specific disclosure of the intended use of proceeds, as well as the approximate amounts intended to be used for each such purpose, to the extent known. In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. In this regard, we note you describe your growth strategies on page 91 but do not indicate the extent to which they will be funded with offering proceeds. Additionally, tell us whether you intend to use any material portion of the proceeds to repay any outstanding borrowings with Silicon Valley Bank or TriplePoint Capital. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504.

Selected Consolidated Financial and Other Data, page 53

7. Please include your long-term debt within your consolidated balance sheet data. Refer to paragraph 2 of the Instructions to Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 55

8. You state that substantially all of your customers have either renewed their support and maintenance subscriptions or purchased new support and maintenance subscriptions together with replacement products to date. Please tell us what consideration you have given to disclosing the percentage of customers who have done so.

9. You disclose here that no customer represented more than 5% of your revenue and no distributor represented more than 10% of your revenue for the nine months ended October 31, 2015. You also disclose on page 59 that in situations where there are purchases by multiple subsidiaries or divisions, universities or governmental organizations affiliated with a single entity, you count each separate buying unit within an enterprise as a separate customer. However, please note that for purposes of Item 101(c)(1)(vii) of Regulation S-K, a group of customers under common control or customers that are affiliates of each other must be regarded as a single customer. Accordingly, confirm, if true, that no customer accounted for 10% or more of your revenue pursuant to the definition of customer set forth in Item 101(c)(1)(vii).

10. Please provide us with support for your statement that you have experienced strong success rates converting prospective customers into customers after they receive a trial VMstore.

Our Business Model, page 56

11. Please tell us what consideration you have given to including an expanded discussion of the stand-alone software product attach rate and the expansion metrics in your Key

Financial and Operational Metrics section, including a discussion of any related trends. Additionally, please revise to clarify, if true, that the expansion metric refers to the cumulative amount of purchases by these customers in all quarters subsequent to their first quarter as customers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 73

12.   We note your risk factor disclosure on page 35 that you are a multinational organization and your exposure to potential changes in tax laws could impact your cash and cash equivalent balances maintained outside of the United States. To the extent that you have material cash balances outside of the United States, please tell us your consideration of disclosing the amount of cash and cash equivalents that are currently held outside of the United States and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 82

13.   Tell us the estimated fair value of your shares of common stock underlying each stock option granted during the year ending January 31, 2016 and through the effective date of this registration statement.

Business

Our Solutions

Simplify and Automate Storage Management at Scale, page 89

14.   Please quantify the number of customers that you believe can reduce the time spent on storage administration by up to 95% compared to the time required to manage a conventional, LUN-based system meeting the same storage requirements.

Our Strategy

Pursue Additional Large Enterprises and CSPs, page 91

15.   We note that a survey of IT administrators at your customers revealed that more than 95% of participants would recommend your storage to a peer or co-worker. Please revise

to clarify that you commissioned this survey, if true, and quantify the number of participants. Additionally, please provide us with a copy of this survey.

Intellectual Property, page 98

16.   In a risk factor on page 28 you state that in the past you have entered into agreements with intellectual property rights holders involving the payment of royalties or other fees or the granting of limited licenses of your intellectual property rights to resolve related inquiries and settle claims. Please briefly summarize any material royalty or license agreements you have entered into here.

Executive Compensation

Executive Employment Arrangements, page 109

17.   You disclose that you intend to enter into confirmatory employment letters with Kieran Harty and Michael McGuire prior to the completion of this offering. Please confirm that you will file these agreements as exhibits. Refer to Item 601(b)(10)(iii) of Regulation S-K.

Principal Stockholders, page 120

18.   Footnotes 1, 3 and 4 to the beneficial ownership table disclaim beneficial ownership. Please advise why these disclaimers are appropriate. In this regard, Exchange Act Rule 13d-3 defines a beneficial owner of a security as any person who, directly or indirectly, has or shares voting power or investment power.

Report of Independent Registered Public Accounting Firm, page F-2

19.   We note that the audit report does not contain the signature of your independent accountant. Please have them revise their report accordingly. Refer to Question 7 of our JOBS Act Frequently Asked Questions available at http://www.sec.gov/divisions/corpfin/guidance/cfjumpstartfaq.htm.

Notes to Consolidated Financial Statements, page F-8

20.   We note your disclosure of your 401(k) plan on page 115. Please tell us your consideration of providing a similar disclosure in your footnotes. Refer to ASC 715-70-50-1.

Note (2) Summary of Significant Accounting Policies

Revenue Recognition, page F-12

21.   Tell us how you establish VSOE for software support services included with the stand-alone software arrangements. In this regard, clarify whether the core software included with the hardware product also includes support services. Indicate whether both of these support services are renewed at the same time. If so, explain how the renewal of the software support service represents a separate sale. Refer to ASC 985-605-25-6(a).

Note (3) Fair Value Measurements, page F-16

22.   Tell us your consideration of providing a description of the valuation technique(s) and the inputs used in the fair value measurements categorized with Level 2 of the fair value hierarchy. Refer to FASB ASC 820-10-50-2.bbb.

Note (8) Commitments and Contingencies

Contingencies, page F-25

23.   We note your disclosures on pages 65 and 68 that your General and Administrative expenses for the nine months ended October 31, 2014 and year ended January 31, 2014 were impacted by a cumulative liability related to delinquent state sales taxes. Provide us with your analysis of whether this matter should be disclosed within your Contingencies disclosure. Refer to FASB ASC 450-20-50.

Note (12) Taxes, page F-33

24.   We note your disclosure on page F-35 that you do not have any present intention of remitting undistributed earnings of foreign subsidiaries. Please tell us your consideration of disclosing the amount of undistributed earnings of foreign subsidiaries, if material, that you consider to be indefinitely reinvested. Refer to FASB ASC 740-30-50-2.c.

General

25.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

26.   We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided.

Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

27.   Please provide us with copies of any graphics or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Tony Jeffries, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.